UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: July 7, 2011**
MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Section 1	Registrant's Business and Operations

Item 1.01	Entry into a Material Definitive Agreement

On July 7, 2011, Morris Publishing Group, LLC ("Morris Publishing") entered into a Master Services Agreement (the "NIIT MSA") with NIIT Media Technologies, LLC, a Delaware limited liability company ("NIIT Media"), where NIIT Media will provide services to Morris Publishing that relate to, among other things, technology, back office and shared services, and advertisement production. Many of the services to be provided by NIIT Media have historically been performed by Morris Publishing's affiliate, MStar Solutions, LLC ("MStar"), under the Management and Services Agreement, as amended (the "MCC Services Agreement"), with Morris Communications Company, LLC ("MCC") and MStar. MStar has contributed substantially all of its assets to NIIT Media in return for a 40% membership interest in NIIT Media. By entering into the NIIT MSA, Morris Publishing is expected to reduce its costs of operations and services, while maintaining or improving the quality, function, efficiency and accountability of the services.

MCC, an affiliate of Morris Publishing, is engaged in various businesses separate from Morris Publishing's newspaper businesses, such as visitor publications, radio, magazines and book publishing, and will also receive similar services from NIIT Media. Morris Publishing and MCC are each and jointly a "Customer" to the NIIT MSA with NIIT Media being the sole "Provider."

NIIT Media is controlled by NIIT Technologies, Inc. ("NIIT USA") by virtue of its 60% membership interest in NIIT Media. NIIT USA is a wholly-owned subsidiary of NIIT Technologies Limited, a global information technology services organization, headquartered in New Delhi, India. NIIT USA may become a party to the NIIT MSA if Customer elects to have NIIT USA step in as the Provider in the event that NIIT Media dissolves, liquidates or files for bankruptcy.

The NIIT MSA has a term of five years from July 7, 2011, and Customer has the right to renew the agreement for an additional five-year term, subject to renegotiation of the charges in good faith. In addition, the NIIT MSA provides for automatic successive annual renewal terms if neither party chooses to terminate the agreement following the term. As with the renewal option, any annual automatic renewal will be subject to a good faith renegotiation of the charges. The Customer has the right to terminate the NIIT MSA for several reasons, including for convenience and without cause, but if terminated for convenience and without cause, Customer will have to pay certain termination fees and wind-down costs to NIIT Media.

The "NIIT MSA Services" to be provided are in the areas of technology services (such as asset control, cross-functional services, end user computing, help desk services, network administration, project management office, security administration, server and database management, systems application management and development and data processing), shared services (such as cross functional services, procure-to-pay, record-to-report, order-to-cash, strategic sourcing and category management, fixed assets, hire-to-retire, call center, and circulation) and advertising production (such as ad services, creative services and provider reporting). The parties may add additional new services and projects from time to time upon mutual agreement. Provider may only perform the services from sites and facilities approved by Customer, which approval shall not be unreasonably withheld or delayed. Customer has approved the performance of the NIIT MSA Services from Augusta, Georgia and the National Capital Region of Delhi, India.

The parties have agreed upon a transition plan for the transition and migration of the NIIT MSA Services to the Provider, which will include the migration of certain functions offshore to India. The NIIT MSA also provides for disengagement assistance to transition the NIIT MSA Services back to the Customer following termination of the agreement.

The Provider will commence services on a "Commencement Date", which will be within 60 days after the July 7, 2011 effective date of the NIIT MSA. Following the first anniversary of the Commencement Date, the NIIT MSA provides for monthly charges to the Customer based on volume and types of services performed and a fee schedule to be agreed upon, provided that, so long as the current level of services required by MCC and Morris Publishing do not change, the combined fees charged to Morris Publishing and MCC will be subject to annual limits ranging from $16.1 million to $17.1 million during the remainder of the initial five-year term. During the first year following the Commencement Date, all services will be performed at a fixed fee of $19.3 million, to be allocated between Morris Publishing and MCC based upon services received.

Jointly, Morris Publishing and MCC have agreed to exclusively procure the contemplated services from the Provider, and committed to minimum charge commitments totaling $55.3 million over the five years following the Commencement Date, with cumulative annual thresholds that must be met on each anniversary of the Commencement Date.

Morris Publishing and MCC will each be responsible to pay for the NIIT MSA Services provided to or related to their respective businesses (and their subsidiaries). On July 7, 2011, MCC and Morris Publishing entered into a letter agreement (the "Letter Agreement"), acknowledged and accepted by NIIT Media, confirming that MCC agrees to pay to the Provider, and to indemnify Morris Publishing, for any liabilities for NIIT MSA Services, or liabilities related to NIIT MSA Services, provided or attributable to MCC or its subsidiaries or any affiliated entity, other than Morris Publishing and its subsidiaries. Similarly, Morris Publishing agreed to pay for any liabilities for services, or liabilities related to services, provided or attributable to Morris Publishing and its subsidiaries.

The MCC Services Agreement contains a limit of $22.0 million on the payments to be required by Morris Publishing for services in any calendar year. In order to maintain the benefit of this limit to Morris Publishing, the Letter Agreement also requires MCC to indemnify Morris Publishing or pay the Provider for services, or liabilities related to services, provided or attributable to the Morris Publishing to the extent that payments for services during any calendar year would otherwise exceed $22.0 million for (i) services under the MCC Services Agreement, plus (ii) NIIT MSA Services that were formerly provided under the MCC Services Agreement.

Under the MCC Services Agreement, services were provided to Morris Publishing by both MCC and MStar. Generally, under the NIIT MSA, NIIT Media is expected to provide substantially all of the services formerly provided by MStar under the MCC Services Agreement, but MCC is expected to continue services under the MCC Services Agreement. Accordingly, on July 7, 2011, Morris Publishing, MCC and MStar entered into the Fifth Amendment to Management and Services Agreement (the "Fifth Amendment") related to the MCC Services Agreement. The Fifth Amendment clarifies that services under the MCC Services Agreement shall be suspended over time in phases to coincide with the provision of such services by NIIT Media under the NIIT MSA.

Section 8	Other Events

Item 8.01	Other Events

On July 13, 2011, MCC issued a press release announcing the formation of NIIT Media and its contract with MCC and Morris Publishing. A copy of such press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Section 9	Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release of Morris Communications dated July 13, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **July, 13, 2011**	**MORRIS PUBLISHING GROUP, LLC**
	By: **/s/ Steve K. Stone**
	Steve K. Stone
	Senior Vice President and Chief Financial Officer

Morris Communications announces Joint Venture with NIIT Technologies

New entity to offer IT and Business Process Outsourcing services to open market

Augusta, GA, 13th July, 2011, Wednesday–Morris Communications, a privately held leading media company with headquarters in Augusta, Georgia announced a joint venture with NIIT Technologies, a leading Information Technology (IT) solutions Company. This partnership entails provisions of integrated IT & Business Process Outsourcing services to enterprises in the United States through the newly created NIIT Media Technologies, LLC.

Commenting on the relationship, Steve K. Stone, Senior Vice President and Chief Financial Officer of Newspapers and Shared Services at Morris Communications said, "NIIT Technologies was selected as the preferred partner following a rigorous selection process. This partnership should significantly reduce our costs of operations and services, while improving the level of services required and meeting our objectives in the future. This opportunity will also allow us to commercialize our service center and provide more benefits to our existing customers".

Under the terms of the agreement Morris Communications will transfer to the Joint Venture the assets of its MStar Solutions subsidiary, including IT infrastructure, people and application landscape. With this facility, NIIT will leverage any support to the growing technology outsourcing sector in the United States.

According to Lalit Dhingra, President of NIIT Technologies, Inc., "We are pleased to partner with Morris Communications, a significant player and a strong voice in the media industry. This is a strategic transformational deal which enhances our onshore presence to expand our footprint in the US market".

About NIIT Technologies:

NIIT Technologies is a leading IT solutions organization, servicing customers in North America, Europe, Asia and Australia. It offers services in Application Development and Maintenance, Managed Services, IP Asset or Platform Solutions, and Business Process Outsourcing to organizations in the Financial Services, Travel & Transportation, Manufacturing/Distribution, Healthcare and Government sectors. The Company adheres to major global benchmarks and standards, having secured the ISO 9001:2000 certifications and the ISO: 27001 Information Security Management accreditation. NIIT Technologies also follows global standards of development. It has been assessed at Level 5 of SEI CMMi version 1.2. NIIT Technologies Business Process Outsourcing conforms to the highest quality standards such as COPC and Six Sigma. Its data centre operations are assessed at the international ISO 20000 IT management standards.

For further information, please visit *www.niit-tech.com.*

About Morris Communications:

Morris Communications Company LLC is part of a privately held group of media companies with diversified holdings that include newspaper and magazine publishing, outdoor advertising, radio broadcasting, book publishing and distribution of online services. Morris' holdings include 13 daily newspapers, numerous nondaily and free community papers, 33 radio stations and two radio networks, two book publishing and distribution houses, numerous magazines and specialized publications, more than 100 visitor (travel and tourism) publications, including Where Guestbooks and magazines, maps, Best Read Guides, an online service and two event marketing companies. In the United States, Morris Communications has interests and/or holdings in 29 states. Overseas, Morris Communications has holdings in London, England; Paris, France; Asia; and the Principality of Monaco. Morris also owns several visitor publications in the U.S. Virgin Islands.

For more information, please visit *http://morris.com/.*

Safe Harbor

Certain statements in this release are forward-looking statements. The business involves various risks, and uncertainties that could result in the actual results to differ materially from those indicated here. All forward looking statements made herein are based on information presently available to the management of the Company and the Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For media queries please contact:

Steve K. Stone
Senior VP and CFO of Newspapers and Shared Services at Morris Communications
706-828-4376
steve.stone@morris.com

Aninda Bose
aninda.bose@niit-tech.com